                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                           REPORT OF A FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     For the quarter ended December 31, 2000




                               GEMINI GENOMICS PLC

                 (Translation of registrant's name into English)


                                162 SCIENCE PARK,
                                  MILTON ROAD,
                                   CAMBRIDGE,
                                    CB4 OGH.
                                     ENGLAND

                    (address of principal executive offices)



   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                              FORM 20-F X FORM 40-F



 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                  YES     NO   X




(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

PART I            FINANCIAL INFORMATION

ITEM 1 Financial statements - Unaudited

           Consolidated Balance Sheets at December 31, 2000 and March 31, 2000

           Consolidated Statements of Operations for the three month and nine month periods ended December 31, 2000 and 1999, and for the period from September 11, 1995 (inception) to December 31, 2000

           Consolidated Statement of Cash Flows for the nine month periods ended December 31, 2000 and 1999, and period from September 11, 1995 (inception) to December 31, 2000




ITEM 2 Management's discussion and analysis of financial condition and results of Operation


ITEM 3 Market risk



PART II           OTHER INFORMATION

ITEM 1   Issue of share options

PART I.  FINANCIAL INFORMATION

Item 1.   Financial Statements

                                               GEMINI GENOMICS PLC.
                                           (a development stage company)
                                        Condensed Consolidated Balance Sheets
                                                  (in thousands)

                                                                   December 31,          March 31,
                                                                       2000                 2000
                                                                 -----------------     ---------------
                                                                 (unaudited)                (*)
ASSETS
Current assets:
      Cash and cash equivalents                                  $         84,530      $       13,414
      Accounts receivable                                                      75                  88
      Inventories                                                             526                 179
      Prepaid expenses and other                                            1,096                 665
      Tax credit receivable                                                   914                   -
                                                                 -----------------     ---------------
            Total current assets                                           87,141              14,346
Property, plant and equipment, net                                          3,113               2,641
Restricted cash                                                               951                   -
Goodwill and other intangible assets, net                                   4,158               5,249
                                                                 -----------------     ---------------
            Total assets                                         $         95,363      $       22,236
                                                                 =================     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Bank loans                                                 $            124      $          243
      Accounts payable                                                      1,873               2,487
      Accrued liabilities                                                   4,161               3,626
      Current portion of capital lease obligations                            735               1,005
                                                                 -----------------     ---------------
            Total current liabilities                                       6,893               7,361
      Capital lease obligations                                             2,226               2,912
      Other noncurrent liabilities                                              -                  75
                                                                 -----------------     ---------------
            Total liabilities                                               9,119              10,348
                                                                 -----------------     ---------------

Commitments and contingencies:
Shareholders' equity:
      Ordinary shares                                                       5,212               4,192
      Additional paid in capital                                          132,963              48,954
      Deferred compensation                                                (1,719)             (2,611)
      Notes receivable from shareholders                                        -                 (40)
      Accumulated other comprehensive loss                                   (371)               (414)
      Deficit accumulated during the development stage                    (49,841)            (38,193)
                                                                 -----------------     ---------------
            Total shareholders' equity                                     86,244              11,888
                                                                 =================     ===============
            Total liabilities and shareholders' equity           $         95,363      $       22,236
                                                                 =================     ===============

See accompanying notes

(*) The balance sheet at March 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                              GEMINI GENOMICS PLC.
                          (a development stage company)

                 Condensed Consolidated Statements of Operations
                 (in thousands, except share and per share data)
                                   (unaudited)

                                              Three months ended        Nine months ended      Period from
                                                 December 31,              December 31,        September 11,
                                              2000          1999        2000         1999      1995 (inception)
                                                                                               to December 31, 2000
                                             ----------------------      -------------------    -----------------------
Revenue                                      $     72     $      0     $     74     $    115    $     436

Costs and expenses
     Costs of revenue                              33            -           34           25            59
     Research and development                   3,257        3,020        8,975        6,166        35,951
     Marketing, general and
       administrative                           1,980        2,208        5,377        3,953        16,158
     Amortisation of goodwill                     252           44          778           43         1,089
                                             -----------------------   -----------------------   ---------
       Total costs and expenses              $  5,522     $  5,272     $ 15,164     $ 10,187     $  53,257
                                             -----------------------   -----------------------   ---------
Loss from operations                           (5,450)      (5,272)     (15,090)     (10,072)      (52,821)


Interest income                                 1,450           87        2,608          304         3,537
Interest expense                                 (160)        (134)        (423)        (313)       (1,814)
Foreign currency gain/(loss)                     (913)           -          343            -           343
                                             -----------------------   ----------------------    --------
Net loss before taxation                     $ (5,073)    $ (5,319)    $(12,562)    $(10,081)    $ (50,755)


Taxation credit                                   890           -           914          -             914
                                            ------------------------   -----------------------  -----------
Loss after taxation                           $(4,183)     $(5,319)    $(11,648)    $(10,081)     $(49,841)
                                            ========================   =======================  ===========

Basic and diluted net loss per share           $(0.06)      $(0.27)      $(0.20)      $(0.50)       $(2.45)
                                            ========================   =======================  ===========
Basic and diluted net loss per ADS             $(0.12)      $(0.54)      $(0.40)      $(1.00)       $(4.90)
                                            ========================   =======================  ===========

Shares used in computing basic and
diluted net loss per share and per ADS     64,695,220   20,000,000   58,668,943   20,000,000    20,306,231
                                          ==========================  ======================== ============

     See accompanying notes

                              GEMINI GENOMICS PLC.
                          (a development stage company)
                 Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                   (unaudited)

                                                                                                       Period from
                                                              For the nine months ended             September 11 1995
                                                                    December 31,                       (inception)
                                                              2000                   1999           to December 31, 2000
                                                             --------------------------------   -------------------------
OPERATING ACTIVITIES:
  Net loss                                                    $(11,648)             $(10,081)           $ (49,841)


 Adjustments to reconcile operating loss to net
 cash used in operating activities:
  Depreciation and amortisation                                  2,471                   738                5,494
  Non-cash consideration                                             -                 1,271                2,736
  Changes in operating assets & liabilities                     (1,392)               (1,432)               1,914
                                                              -------------------------------       --------------
Net cash used in operating activities                          (10,569)               (9,504)             (39,697)


INVESTING ACTIVITIES:
 Purchases of plant, property & equipment                       (1,498)                 (422)              (5,441)
 Purchase of Eurona                                                  -                   (19)                 (19)
                                                               ------------------------------       --------------
Net cash used in investing activities                           (1,498)                 (441)              (5,460)


FINANCING ACTIVITIES:
 Proceeds of capital lease obligations                               -                 1,830                8,005
 Payments of capital lease obligations                            (711)               (1,575)              (4,647)
 Deposit of restricted cash                                       (951)                    -                 (951)
 Proceeds from issuance of ordinary and preferred ordinary
 shares, net of issuance costs                                  85,484                11,907              127,592
 Loans (repaid) received                                          (173)                  387                   70
                                                               ------------------------------       --------------
Net cash provided by financing activities                       83,649                12,549              130,069

Effect of exchange rate change on cash and cash equivalents       (466)                    9                 (382)
Net increase/(decrease) in cash and cash equivalents            71,116                 2,613               84,530

Cash and cash equivalents, beginning of period                  13,414                12,165                    -
                                                               ------------------------------      ---------------
Cash and cash equivalents, end of period                       $84,530               $14,778             $ 84,530
                                                               ==============================      ===============

See accompanying notes

GEMINI GENOMICS PLC.
                         (a development stage company)
      Notes to the Condensed Consolidated Financial Statements (unaudited)

1. BASIS OF PRESENTATION

         The unaudited consolidated financial statements of Gemini Genomics plc. ("Gemini" or the "Company") have been prepared in accordance with United States generally accepted accounting principles for interim financial information and reflect, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company's consolidated financial position at December 31, 2000 and the Company's consolidated results of operations for the three month and nine month periods ended December 31, 2000 and 1999 and consolidated statements of cash flows for the nine month periods ended December 31, 2000 and 1999. The condensed consolidated balance sheet at March 31, 2000 has been derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles. Interim period results are not necessarily indicative of results for any future interim period or of operations or cash flows for a full year period.

         The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote information normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

         The functional currency of our operating subsidiaries is British pounds and Swedish kronor. In accordance with SFAS No. 52, Foreign Currency Translation Swedish kronor are translated to British pounds for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts at the average exchange rate during the period. The effects of translation are recorded as a separate component of shareholders' equity. We translate our consolidated financial statements from British pounds, the Company's functional currency, to U.S. dollars, for reporting purposes. Fluctuations in the rate of exchange of the British pound relative to the U.S. dollar will affect period-to-period comparisons of the reported results.

         These financial statements and the notes accompanying them should be read in conjunction with the Company's registration statement on Form F-1 filed with the SEC on July 26, 2000. Shareholders are encouraged to review the Form F-1 for a broader discussion of the Company's business and the opportunities and risks inherent in the Company's business. Copies of the Form F-1 are available from the Company on request.

2. ACQUISITION OF EURONA MEDICAL AB

         On December 17, 1999, the Company completed the acquisition of Eurona Medical AB (Eurona), a Swedish pharmacogenetics company. The Company assumed all of the liabilities of Eurona and acquired all of its ordinary shares in exchange for 1,820,180 preferred ordinary shares and $19,000 in cash. Including direct acquisition costs of $186,000, the total purchase price was $4.9 million.

         The acquisition was accounted for using the purchase method. Under the purchase method of accounting, the aggregate acquisition cost is allocated to the acquired company's assets and liabilities, based on the fair values on the date of acquisition. Included within the liabilities assumed is $600,000 relating to termination costs of a number of employees (see below).

         In purchasing Eurona, the Company obtained access to clinical collaborators. The total spent by Eurona since inception on research and development at the date of acquisition was approximately $8.9 million. Eurona had raised a total of approximately $13.3 million in equity finance prior to acquisition by the Company, but had not succeeded in commercializing its business model.

         The Company has performed a review of the research projects being undertaken by Eurona and determined that none of the projects have economic value as none of the research projects undertaken by Eurona will be pursued.

Consequently, in allocating the acquired assets and liabilities, no value has been assigned to acquired in-process research and development and the full cost of $4.9 million was recorded as goodwill and other intangibles and is being amortised over its expected useful economic life of 5 years. The results of operations of Eurona have been included in the consolidated results of the company from the date of acquisition in December 1999.

         The Company made a $0.6 million provision in respect of the termination costs of 35 employees (largely executive, managerial and support staff) under an integration plan approved and implemented in December 1999. These costs all related to salaries and benefits due, and employment costs arising within these 35 employees' notice periods. A total of $0.5 million of termination benefits have been paid, of which $0.2 million were paid in the period to 31 December 2000, leaving a $0.1 million provision at 31 December 2000. The Company also realigned the research focus of Eurona although the only activities terminated were those of the executive functions.

         The table below presents the pro forma results of operations and earnings per share for the combined results of Eurona and the Company for the three and nine months ended December 31, 1999 assuming that the transactions was completed on April 1, 1999.

(In thousands, except per share amounts)

                                                                   Three months             Nine months
                                                                  ended December 31,       ended December 31,
                                                                      1999                      1999
                                                                  ---------------------------------------
Revenues                                                           $       1,304     $         1,318

Net loss                                                           $     (10,378)    $        (17,945)

Pro forma basic and diluted net loss per share                     $       (0.48)    $         (0.82)
Pro forma basic and diluted net loss per ADS                       $       (0.96)    $         (1.64)
Pro forma shares for basic and diluted net loss per share             21,820,180           21,820,180

Eurona was renamed Gemini Genomics AB on May 12, 2000.

3. REVENUE RECOGNITION

         Revenues are earned from services pursuant to customer licensing agreements. Non-refundable license fees and advance royalties are recognized as revenues when no further performance obligations exist. Where license fees and other non-refundable payments are received in connection with research collaboration agreements, the payments are deferred and recognized on a straight line basis over the relevant period specified in the agreement. Milestone fees are recognized on completion of specified milestones according to contract terms and when no further performance obligations exist.

4. FOREIGN CURRENCY GAINS

         During the three months ended December 31, 2000, foreign currency losses amounted to $0.9 million, and during the nine months ending on the same date amounted to gains of $0.3 million. No gains or losses were recorded during the equivalent periods in 1999. The gain in 2000 arose from the foreign currency effects of translating the funds received from our initial public offering ("IPO ")in US dollars into British pounds, our functional currency. The possible future effects of foreign currency gains or losses are discussed further under
Item 2, Management's discussion and analysis of financial conditions and results of operations, and Item 3, Market Risk, below.

5. COMPREHENSIVE LOSS

         The table below presents the total comprehensive loss arising within the three and nine months ended December 31, 2000 and 1999.

                                    Three months ended                Nine months ended
                                       December 31,                      December 31,
                                     2000        1999                  2000          1999

Loss after tax                      $ (4,183)   $ (5,319)          $ (11,648)    $ (10,081)
Currency translation effects             942          91                  43          (258)

                                 -------------------------     -----------------------------
Comprehensive loss                  $ (3,241)   $ (5,228)          $ (11,605)    $ (10,339)
                                 =========================     =============================


Currency translation effects arise from the conversion of our results from our functional currency, British pounds, into US dollars for reporting purposes.

6. SEGMENT INFORMATION

         The Company has determined it operates in only one segment for the following reasons: the Company's principle product offering is the discovery of disease genes, and all other product offerings are ancillary to this; the Company's chief operating decision maker reviews the Company's results as a single entity; to date, essentially all of the Company's efforts have been directed towards discovery of disease genes and this is expected to remain the Company's focus for the foreseeable future.

7. OFFERING OF ORDINARY SHARES IN THE FORM OF AMERICAN DEPOSITARY SHARES

         The Company received net proceeds of $78.12 million from the issuance of 12,000,000 ordinary shares in the form of ADSs on July 26, 2000, and a further net $11.72 million from the issuance of 1,800,000 ordinary shares in the form of ADSs on August 23, 2000 as a result of the adoption by the underwriters of their over allotment option.

8. OPERATING LEASE COMMITMENTS

         On July 31, 2000, the Company signed a 10 year operating lease for $475,000 per year on 12,000 sq. ft. of office space in Newton, Ma., to house the US marketing and investor relations operation. The Company has approval from the landlords to sub-let half of this space. The landlords required a stand-by letter of credit amounting to $951,000 to secure the lease. This letter of credit is supported by a charge over an equivalent amount held in an interest-bearing bank account shown as restricted cash in the consolidated balance sheet at December 31, 2000.

9. SUBSEQUENT EVENTS

         In January, 2001 Newfound Genomics Inc. purchased a building of 5,850 sq. ft. in St. John's, Newfoundland, as a base for office, sample collection and laboratory operations in Newfoundland. The purchase price of this freehold property was $0.2 million.

         On February 1, 2001 we undertook a sale and leaseback transaction with Investec. We sold scientific and IT equipment for $0.7 million and have entered into a three year lease agreement. Repayments are quarterly and interest is payable at 9.8% per annum.

Item 2. Management's discussion and analysis of financial condition and results of operations

         Management's discussion and analysis of financial condition and results of operations as of December 31, 2000 and for the three and nine month periods ended December 31, 2000 and 1999 should be read in conjunction with the unaudited condensed consolidated financial statements set forth in
Item 1 of this report and the factors and assumptions discussed in our registration statement on Form F-1 filed with the Securities and Exchange Commission on July 26, 2000.

         When used in this discussion, the words "expects", "anticipates", "estimates", "intends" and similar expressions are intended to identify forward-looking statements. These statements, which includes statements as to expected expenditure levels, expected cash flows, and the adequacy of capital resources are subject to risks and uncertainties that could cause actual results to differ materially from those discussed. These risks and uncertainties include, but are not limited to, those risks discussed in the section "Risk Factors" in our registration statement on Form F-1 filed with the Securities and Exchange Commission on July 26, 2000.

Company overview

         Gemini is a clinical genomics company that identifies relationships between human genes and common human diseases. We focus on developing our clinical information and genetic sample resources together with our bioinformatics, information technology and laboratory capabilities and we have also established technology alliances with Celera Genomics, Large Scale Biology, CuraGen, Sequenom, Rosetta and Genmab.

SIGNIFICANT CONTRACTS

Technology Alliances

         In February 1999, we entered into a collaboration agreement with Large Scale Biology. Under this agreement, we provide serum samples and clinical data from selected identical twin pairs and Large Scale Biology applies its proprietary protein analysis. This collaboration has successfully isolated in excess of 70 proteins associated with the development of major chronic diseases, including osteoporosis, osteoarthritis, obesity, diabetes, and cardiovascular disease and patent applications were filed in September 2000. Validation work will be carried out under this collaboration, and, if completed successfully, these proteins could be novel therapeutics and diagnostics in the identified disease areas. The discoveries have also formed the basis of a patent filing covering possible applications in all the above areas. Each company is responsible for its own costs under the project and we have not incurred material costs under this agreement. When, and if, discoveries made under the collaboration are commercialized, each company is required to make payments to the other according to the nature of the product and its commercialization. The agreement terminates when neither party is required to make further payments thereunder. Large Scale Biology may terminate the agreement if it provides notice within 120 days of the parties' decision not to proceed with the project. Either party may terminate the collaboration agreement if there is a material breach by the other that is not cured. No payments have been received or made to date.

         In September 1999, we entered into a collaboration agreement with Celera to jointly search for novel gene discoveries. Under this agreement, we provide fine-mapped chromosomal regions relating to one or a number of common diseases, and Celera performs high-throughput sequencing, genotyping and additional analysis of these regions. Each company is responsible for their own research costs. We will jointly own with Celera Genomics any gene discoveries from this collaboration and will share equally with Celera Genomics revenues received from licensing of such gene discoveries. All costs of exploitation of gene discoveries will be shared equally by the Company and Celera Genomics. The agreement terminates in September 2001.

         In March 2000, we entered into separate collaboration agreements with CuraGen and Sequenom. Under these agreements, we provide clinical data and DNA samples and CuraGen and Sequenom provide genetic analysis of the samples. Each company is responsible for its own costs, although we will reimburse CuraGen and Sequenom for a portion of their costs. The collaboration with Sequenom identified two novel genes linked to cardiovascular disease and confirmed several previously known associations between genes and HDL and cholesterol levels in December 2000. We have not incurred material costs under the agreements to date, and we do not expect to incur material cost reimbursement in future years. No minimum funding commitments are defined in the agreements. Revenues arising from the agreements will be shared between the Company and CuraGen or Sequenom. The agreements with both CuraGen and Sequenom are each for an initial term of two years.

         In October 2000, we entered into a new drug target discovery collaboration with CuraGen, which includes the application of CuraGen's PathCalling-Registered Trademark- proteomic technology for the purpose of rapidly ascertaining the biological context of disease associated genes. This collaboration will allow the identification of potential therapeutic intervention points by examining interactions between proteins within biochemical pathways. It is anticipated that this collaborative research will enable Gemini and CuraGen to identify key targets for drug discovery. The parties will jointly own intellectual property arising from this collaboration. We have not incurred material costs under the agreement to date, and we do not expect to incur material cost reimbursement in future years. No minimum funding commitment is defined in the agreement. Revenues arising from the agreement will be shared between the Company and CuraGen. The agreement is for an initial term of two years.

         In November 2000, we entered into a discovery partnership with Rosetta Inpharmatics to identify and characterise sets of genes associated with common human diseases. This research will initially focus on the analysis of RNA collected from Gemini's clinical populations to identify associations between the most active genes and the risk or presence of common diseases, which will result in tens of thousands of genes being screened over the course of the collaboration. Gemini and Rosetta will each fund their respective contributions and any intellectual property arising will be jointly owned. It is intended to commercialise the results of this collaboration by licensing the rights to third parties interested in the development of gene-based therapeutics and diagnostic products.

         In December 2000, we entered into collaboration with Genmab to develop new antibody therapeutic products. The collaboration will utilise novel disease targets discovered by Gemini along with Genmab's fully human antibody technology to create and develop new products. The collaboration will focus on several therapeutic areas, including osteoporosis, cardiovascular disease, diabetes and obesity. Gemini and Genmab will each fund their respective contributions and will jointly own intellectual property arising from this collaboration.

License Agreements

         We have entered into license agreements with Affymetrix and Axis-Shield for the use of the Company's patents and patent applications relating to the COL1A1 disease gene. Under these agreements, the Company receives license fees and will potentially receive royalties. Through December 31, 2000, the Company has received license fees of $100,000 under the agreement with Affymetrix and $152,000 under the agreement with Axis-Shield, of which $74,000 arose during the three months to 31 December 2000 following the launch of a diagnostic product, which is also anticipated to produce future royalty payments. The license agreements terminate upon the expiration of the patents relating to the COL1A1 disease gene. In addition, we may terminate the Affymetrix license agreement for an uncured material breach and may terminate the Axis-Shield agreement for an uncured material breach or if Axis-Shield does not pay royalties within 90 days of their being due.

Clinical Collaborations

         We have entered into a number of agreements with clinical collaborators, based at various universities and hospitals. Under these agreements, we pay either an amount per item of clinical data provided, or an annual fee. The maximum annual amount payable on any of the existing contracts is approximately $800,000 and the annual aggregate cost is approximately $4.0 million. The contracts vary in length with the last due to expire in December 2003.


REVENUES

         We recorded revenues of $72,000 and $74,000 in the three and nine months ended December 31, 2000, compared to revenues of $115,000 in the three and nine months ended December 31, 1999. Our revenues in the nine months ended December 31, 1999 and 2000 arose from the licensing of our osteoporosis gene association patent.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses for the three and nine months ended December 31, 2000 increased to $3.3 million and $9.0 million, respectively, from $3.0 and $6.2 million for the same periods in 1999. The $0.3 million increase in the three months to 31 December relates to an increase in spend in 2000 of $0.7 million, offset by a $0.4 million provision for discontinued activities relating to Eurona arising in 1999. These expenses relate to clinical collaborators, salaries for research and development personnel, external scientific advisors and laboratory costs. The increase for the nine months related to a $1.4 million increase in internal research and development activity following the acquisition of Eurona together with additional expenditure of $1.4 million in research and development programs, including the commencement of activities with Newfound Genomics Inc. We expect research and development expenses to increase in the foreseeable future as a result of expansion in the clinical data collection operations, further development of bioinformatics and statistical analysis capabilities and analysis of genetic samples collected.


MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

         Marketing, general and administrative expenses for the three and nine months ended December, 31 2000 decreased to $2.0 and increased to $5.4 million, respectively, from $2.2 and $4.0 million in the same periods last year. These expenses consisted primarily of employment and facilities costs and other expenses incurred by our business development, information technology, finance and various support functions. The three month reduction of $0.2 million related to re-organisation charges for Eurona arising in 1999. The nine month increase related to $1.1 million of acquired activities, $1.6 million of additional expenses relating to increased marketing activities, largely being additional personnel, travel and material costs in business development and investor relations, and $0.3 million of additional share based compensation amortisation, offset by the $1.4 million of non-recurring charges in the three months ended 31 December 1999. We expect that marketing, general and administrative expenses will increase through the year due to the establishment of a marketing, business development, and investor relations facility in the USA, expanded IT support functions and increases in personnel to support the Company's growing complexity.

INTEREST INCOME (EXPENSE)

         Net interest income (expense) in the three and nine months ended December 31, 2000, respectively, was $1.3 million and $2.2 million, rising from ($47,000) and ($9,000) for the same periods in 1999. The large increase over 1999 was due to interest received on the proceeds of the IPO undertaken in the current financial year.

FOREIGN CURRENCY GAINS

         The net effect of currency translations in the three and nine months ended December, 2000 was a loss of $0.9 million and a gain of $0.3 million respectively, rising from $0 in the same periods in 1999. The gain was a result of US dollar denominated cash accounts and investments translated into our functional currency, the British pound.

         We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to any transactions.

TAXATION CREDIT

         The taxation credit due for the three and nine months to December 31, 2000 arise from a change in UK corporation tax law with effect from April 2000 allowing companies engaged in research and development and which meet certain criteria to surrender ongoing corporation tax losses in return for a cash refund of employee and payroll taxes.

LIQUIDITY AND CAPITAL RESOURCES

         We have financed operations since inception primarily through the placement of equity securities. Since inception, the Company has raised $127.6 million of equity from shareholders, including the net proceeds from our initial public offering on July 26, 2000 and the exercise by the underwriters of their over-allotment option on August 23, 2000. In addition, the Company entered into a number of capital lease agreements totalling $8.0 million to finance the acquisition of scientific and computer equipment. As of December 31, 2000, capital repayments made on these leases totalled $4.6 million.

         As of December 31, 2000 we had cash and cash equivalents of $84.5 million compared to cash and cash equivalents of $13.4 million at March 31, 2000. This increase of $71.1 million reflects the $85.5 million of net IPO proceeds, offset by $10.6 million of cash operating expenses, $1.5 million of capital equipment investment, $0.9 million of debt repayments, $1.0 million deposited as restricted cash and exchange rate losses of $0.4 million. Company funds are invested in British pound and US dollar term deposits with Barclays Bank PLC, in British pound liquidity funds with Barclays Global Investors, and in US dollar liquidity funds with Merrill Lynch, Barclays Global Investors, and Chase Manhattan Vista Funds.

         We established a $5.0 million line of credit for capital equipment financings with Hewlett Packard International Bank in February 2000. We have drawn a total of $2.0 million against this line of credit. Interest is repayable quarterly at 11.0% per annum over the four year period of the lease, which has a capital repayment holiday for the first 18 month period. We have no commitments for any additional financings. In connection with entering into this line of credit, we granted Hewlett Packard International Bank warrants to purchase 40,000 ordinary shares. The Company has agreed to grant them additional warrants to purchase up to 80,000 additional ordinary shares, should further drawdowns be made. Hewlett Packard International Bank has until February 21, 2003 to exercise its outstanding warrants and may do so by providing notice of its intention to exercise the warrants as well as by paying an exercise price of (pound)0.05 ($0.08) per ordinary share.


         In February 2001, we undertook a sale and leaseback transaction with Investec. We sold scientific and IT equipment recently acquired for $0.7 million and received $0.7 million and have entered into a three year lease arrangement. No gain or loss was recognized on this transaction. Repayments are quarterly and interest is payable at 9.8% per annum.

         We expect our cash and cash equivalents, together with operational and interest income earned, to be sufficient to fund operations for at least the next 12 months. The adequacy of the available funds will depend on many factors, including the scientific progress of our research and development programs, the magnitude of those programs, commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, capital expenditure, market developments and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with commercial partners or from other sources.

Item 3 Market Risk

INTEREST RATE RISK

         The primary objective of our investment activities is to preserve capital while at the same time maximizing the income received from investments without significantly increasing risk. We currently maintain a portfolio of cash and cash equivalents by investing in term deposits of varying lengths, between one day and one year, and in diversified liquidity funds offering immediate access and variable interest rates. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from investments.

EXCHANGE RATE RISK

         The funds raised in US dollars from our initial public offering are held in US dollar denominated investments. As our functional currency is the British pound, we translate the US dollar denominated investments into British pounds and record a gain or loss in our consolidated statement of operations. A strengthening of the British pound against the US dollar could result in a material increase in the loss for any given financial period. We have made foreign currency gains in the nine months to December 31, 2000, but this gain should not be seen as any indicator of future financial performance in this area. Based on the cash balances on hand at December 31, 2000, the effect of future currency fluctuations could be as follows:


  OPENING EXCHANGE      CLOSING EXCHANGE    PERCENTAGE CHANGE     EXCHANGE GAIN /
   RATE (US$:L)         RATE (US$:L)         IN EXCHANGE RATE     (LOSS) IN PERIOD
                                                                     ($'000s)
       1.4938                1.5237                 2%                (1,682)
       1.4938                1.5088                 1%                 (848)
       1.4938                1.4938                 0%                   0
       1.4938                1.4789                -1%                  851
       1.4938                1.4639                -2%                 1,716

         We have undertaken no action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to any transactions or investments.


PART II  Other information


ISSUE OF SHARE OPTIONS

         On July 26, 2000 we granted share options under our International Executive Share Option Plan, Company Share Option Plan part B and individual share option agreements giving the right to acquire a total of 1,179,906 ADSs (2,359,812 ordinary shares) at an exercise price of $14 (the price at public offering). 1,008,718 of these options have already vested and are subject to a lock-up agreement preventing option holders from selling or otherwise disposing of any ADSs for a period of 180 days from July 25, 2000. 85,594 of the remaining options vest on July 26, 2001, with the final 85,594 vesting on July 26, 2002. In aggregate, 901,550 of these options (1,803,100 ordinary shares) were granted to directors and officers of the company.

         On November 8, 2000, we granted share options under an individual share option agreement to a director giving the right to acquire a total of 250,000 ADSs (500,000 ordinary shares) at an exercise price of $14. 83,334 of these options vested on grant, a further 83,333 vest on November 8, 2001, with the final 83,333 vesting on November 8, 2002.

         Further details of the share option schemes operated by the company can be found in our registration statement on Form F-1 filed with the Securities and Exchange Commission on July 26, 2000, and on Form S-8, filed with the Securities and Exchange Commission on January 5, 2001.

         On January 21, 2001, the company entered into extended lock-up agreements with all its directors and senior executive management and certain interests associated with one of its largest shareholders, Dr. Alejandro Zaffaroni, together representing approximately 41%, or approximately 26.7 million, of the outstanding shares of common stock. The agreements are for a term of six months, and provides that one-sixth of the Equity Securities or Beneficially Owned Securities subject to the agreement shall be released from the terms of lock-up at the end of each one month period following January 21, 2001 commencing on February 21, 2001. In addition, the agreements provide that if the closing price per ADS as reported by the Nasdaq Stock Market is at or above 2.5 times the closing price on January 21, 20001 for any five consecutive trading days during the extended lock-up period, then at the close of the Nasdaq Stock Market on the fifth trading day, 25% of the securities initially subject to the agreements will cease to be subject to the lock-up restrictions.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               GEMINI GENOMICS PLC

                                  (Registrant)


Date: February 14, 2001                      By: /s/ Paul J. Kelly
                                                Dr. Paul J Kelly
                                                Chief Executive Officer